UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

GSI Commerce, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

37937A107

(CUSIP Number)

Lawrence R. Hayes, Esq.
Charles Y. Tanabe, Esq.	Senior Vice President and General Counsel
Executive Vice President and General Counsel	QVC, Inc.
Liberty Media Corporation	Studio Park
12300 Liberty Boulevard	1200 Wilson Drive
Englewood, CO 80112	West Chester, PA 19380
(720) 875-5400	(484) 701-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 22, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note:  This statement constitutes Amendment No. 4 of the Report on Schedule 13D of Liberty Media Corporation and also constitutes Amendment No. 10 of the Report on Schedule 13D of the reporting group consisting of QK Holdings, Inc. and QVC, Inc.

CUSIP No. 37937A107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Liberty Media Corporation 84-1288730

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) CO, HC

CUSIP No. 37937A107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) QVC, Inc. 23-2414041

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) CO, HC

CUSIP No. 37937A107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) QK Holdings, Inc. 51-0392895

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) CO

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 10)

Statement of

LIBERTY MEDIA CORPORATION

QVC, INC.

and

QK HOLDINGS, INC.

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

GSI COMMERCE, INC.

This Report on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”) of GSI Commerce, Inc., a Delaware corporation (the “Issuer”).

This Amendment No. 10 to Schedule 13D (this “Amendment”) amends and supplements the Statement on Schedule 13D filed by Interactive Technology Holdings, LLC (“ITH”), QK Holdings, Inc. (“QK”), QVC, Inc. (“QVC”), Comcast Corporation, Comcast Holdings Corporation, Comcast Programming Holdings, Inc. and Comcast QVC, Inc. (collectively, the “Former Reporting Group”) on September 22, 2000, as amended and supplemented by Amendment No. 1 thereto filed on October 6, 2000, Amendment No. 2 thereto filed on August 29, 2001, Amendment No. 3 thereto filed on May 19, 2003, Amendment No. 4 thereto filed on July 29, 2003, Amendment No. 5 thereto filed on September 19, 2003, Amendment No. 6 thereto filed on October 2, 2003 by Liberty Media Corporation (“Liberty”), QVC, QK (each a “Reporting Person,” and collectively, the “Liberty Reporting Persons”), and ITH, which Amendment No. 6 constituted the original filing of a report on Schedule 13D by Liberty, Amendment No. 7 thereto filed on February 11, 2005 by the Liberty Reporting Persons, which Amendment No. 7 constituted the first amendment to the original filing of a report on Schedule 13D by Liberty, Amendment No. 8 thereto filed on February 24, 2006 by the Liberty Reporting Persons, which Amendment No. 8 constituted the second amendment to the original filing of a report on 13D by Liberty, and Amendment No. 9 thereto filed on September 1, 2006 by the Liberty Reporting Persons, which Amendment No. 9 constituted the third amendment to the original filing of a report on 13D by Liberty (the original Schedule 13D filing together with all amendments thereto collectively, the “Original Filing”).  This Amendment also constitutes Amendment No. 4 to the original filing of a report on Schedule 13D filed by Liberty on October 2, 2003.  This Amendment is the final amendment to the Schedule 13D and an exit filing for the Liberty Reporting Persons.

The purpose of this Amendment is to report QK’s disposition of all of its shares of Common Stock.  As a result, other than as specified in this Amendment, this Amendment is not intended to amend or otherwise affect the Original Filing to the extent the same was filed by and relates to the Former Reporting Group.

Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.  Capitalized terms used and not defined in this Amendment have the meanings set forth in the Original Filing.  References to “herein” and “hereof” are references to the Original Filing, as amended by this Amendment.

Item 2.	Identity and Background.

Item 2 of the Original Filing is amended and supplemented to add the following information:

Information concerning the executive officers and directors of the Liberty Reporting Persons is set forth in Exhibit 99.1 to this Amendment. Each of such executive officers and directors is a citizen of the United States, unless otherwise noted in Exhibit 99.1.  No Reporting Person, nor, to the best knowledge of such Reporting Person, any of its executive officers and directors named in Exhibit 99.1 to this Amendment, has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of the Transaction.

Item 4 of the Original Filing is amended and supplemented to add the following information:

Pursuant to the terms of a registration rights agreement, the Issuer filed a preliminary prospectus supplement, dated February 16, 2010, and a final prospectus supplement, dated February 18, 2010, and the accompanying base prospectus, dated November 18, 2009 (collectively, the “prospectus”), to permit QK to resell its shares of Common Stock in an underwritten public offering (the “Selling Stockholder Offering”).  In connection with the Selling Stockholder Offering, the Issuer and QK entered into a Purchase Agreement, dated February 16, 2010, with Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “underwriter”).  Pursuant to the purchase agreement, QK agreed to sell to the underwriter 9,248,968 shares of the Issuer’s Common Stock (the “QK Shares”) in the Selling Stockholder Offering.  The per share price at which the QK Shares were sold to the public is $24.20, of which $23.84 per share was payable to QK.

On February 22, 2010, QK completed the Selling Stockholder Offering.  QK no longer owns any shares of the Issuer’s Common Stock.  The Issuer did not receive any of the proceeds from the Selling Stockholder Offering.

Under agreements with the Issuer, QK had certain registration rights, pre-emptive rights, the right to designate one director for election to the Issuer’s board of directors and veto rights, all as more fully described in the prospectus.  These rights have terminated as a result of the sale of the QK Shares in the Selling Stockholder Offering.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Filing is amended and supplemented to add the following information:

(a) and (b)  The responses of the Liberty Reporting Persons to Rows (7) through (13) of pages 2, 3, and 4 of this Amendment are incorporated herein by reference.  As a result of the completion of the Selling Stockholder Offering, the Liberty Reporting Persons no longer beneficially own any shares of Common Stock.  To the knowledge of the Liberty Reporting Persons, none of the executive officers or directors named on Exhibit 99.1 to this Amendment beneficially owns shares of Common Stock.

(c)  Except as described herein or in connection with the Selling Stockholder Offering, none of the Liberty Reporting Persons nor, to the knowledge of the Liberty Reporting Persons, any of the executive officers or directors named on Exhibit 99.1 to this Amendment, have effected any transactions of the Issuer’s securities in the last 60 days other than those transactions described in this Amendment.

(d) Not applicable.

(e)  February 22, 2010.

Item 7.	Material Filed as Exhibits.
99.1	Executive Officers and Directors of Liberty Media Corporation, QVC, Inc. and QK Holdings, Inc.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  February 26, 2010

QK HOLDINGS, INC.

By:	/s/ Daniel J. Feiner
	Name:	Daniel J. Feiner
	Title:	President

QVC, INC.

By:	/s/ Lawrence R. Hayes
	Name:	Lawrence R. Hayes
	Title:	Senior Vice President and General Counsel

LIBERTY MEDIA CORPORATION

By:	/s/ Charles Y. Tanabe
	Name:	Charles Y. Tanabe
	Title:	Executive Vice President and General Counsel

EXHIBIT INDEX

Item 7.	Material Filed as Exhibits.
99.1	Executive Officers and Directors of Liberty Media Corporation, QVC, Inc. and QK Holdings, Inc.